Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 11, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Mara Ransom, Assistant Director

Washington, D.C. 20549

RE:	Sunstock, Inc.
Registration Statement on Form S-1
Filed December 19, 2014
File No. 333- 198085

Dear Ms. Ransom:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1/A (filed December 19, 2014) for Sunstock, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated January 16, 2015 (the “Comment Letter”) in response to the filing of the Form S-1 in August 2014. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

General

1.	We note certain of your disclosures relate to goals you intend to accomplish in 2014. Please update.

Response: The Company has amended its disclosure to update its 2014 business goals.

The Business: The Company’s Presence in the Market, page 17

2.	In an appropriate place in this discussion, please acknowledge, as you do in Note 8 to your unaudited interim financial statements, that your first store was forced to close on August 21, 2014, and that you have only one store that remains open.

Response: The Company has amended its disclosure to note that its original store closed and presently only one store remains in operation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.	In comment 13 of our letter dated September 9, 2014, we asked you to disclose the probability of success of management’s proposed actions addressing the uncertainty of your ability to continue as a going concern. Please revise to include this disclosure.

Response: The Company has amended its disclosure to note that its CEO has provided the funding necessary for the Company to continue through 2015.

4.	In your response to comment 13 of our letter dated September 9, 2014, you indicated that your CEO and other shareholders were planning on continuing to fund the Company’s operations for the next 12 months or until the Company generates sufficient revenue. Assuming your CEO and other shareholders are contractually committed to provide such funds, please disclose this contract as an exhibit under Item 601(b)(10) of Regulation S-K. Note that if you are party to an oral contract that, if it were written, would be required to be filed as an exhibit under Item 601(b)(10), you should provide a written description of that contract as an exhibit. Please see Regulation S-K C&DI 146.04, available on our website. If they are not contractually committed to do so, please state as much.

Response: The Company has amended its disclosure to include the funding agreement by and between the Company and its Chief Executive Officer as Exhibit 10.1.

5.	In your response to comment 15 of our letter dated September 9, 2014, you indicate that a $102,938 shareholder loan was made to cover certain losses. You disclosed this loan on page 23. As with comment 5 above, please disclose this loan contract as an exhibit under Item 601(b)(10) of Regulation S-K.

Response: The Company has amended its disclosure to include two debt to equity conversion contracts for $96,244 and $18,460, respectively, as Exhibits 10.2 and 10.3. In 2013, the Company’s Chief Executive Officer loaned the company $102,938 with an additional $11,766 in 2014 for a total of $114,704. This loan balance was reduced by $96,244 on October 18, 2013 leaving the remaining balance of $6,694 plus the above mentioned 2014 loan of $11,766 summing to $18,460. This total amount was applied to the second debt to equity conversion contract of $18,460 on February 1, 2014.

6.	We reviewed the revisions made in response to comment 14 in our letter dated September 9, 2014. Reference is made to the sixth full paragraph on page 23. Please revise to describe what your expansion plans over the next twelve months are and the anticipated cost.

Response: The Company has amended its disclosure to discuss potential expansion plans. The additional disclosure should adequately address the comment.

7.	Reference is made to the third paragraph in Note 6 on page F-7, which states that you have not recorded any salary expenses in 2014 since your officer and store employees have contributed time without compensation and that you approximate the quarterly expense for comparable services would have totaled $40,000. Please provide similar disclosure in your discussion of results of operations highlighting how the relationship between revenues and expenses may change. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has updated the prospectus to discuss the impact of employment expenses on revenues.

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8.	Reference is made to the second paragraph in Note 8 on page F-7, which discusses the closure of a store. Please revise to discuss this closure including the historical and anticipated impact on your results of operations. Refer to Item 303(a)(3) of Regulation S-K. Please also update your disclosure under the Pricing heading on page 23 to reflect the store closure.

Response: The Company has amended the disclosure to discuss the effect of a store closure on the Company’s operations.

Certain Relationships and Related Transactions, page 27

9.	In the third and fourth paragraphs, you indicate you made certain loans to executives. And in Note 6 on page F-7, you indicate that one of the loans was paid and the other was reclassified as compensation. Please explain how you believe these arrangements comport with Section 13(k) of the Securities Exchange Act of 1934.

Response: In November 2014, the full amount was reclassified as a compensation expense. While Section 13(k) prohibits personal loans to directors and officers, loans in furtherance of the issuer’s business are not prohibited.

Condensed Financial Statements, page F-1

Condensed Balance Sheet, page F-1

10.	Please tell us the nature of the prepaid expenses as of December 31, 2013 and explain to us why the vast majority of this balance was expensed in fiscal 2014 rather than fiscal 2013 referencing authoritative literature that supports the timing of your expense recognition.

Response: On December 31, 2013 the prepaid expense balance of $94,976 was made up of three items: (1) pre-purchased Inventory of $25,111 that was paid for in 2013, but not received until 2014, (2) payments to Dollar Store Services for services provided to the Company related to the opening of the Company’s first store in February 2014, which, in essence, was a turn-key store for $69,665 and (3) a deposit for the Company’s second store for $200. These items as of December 31, 2013 had not contributed to the operations of the Company until the opening of the first store in February 2014.

Notes to Condensed Financial Statements, page F-4

Note 5 – Accrued Litigation, page F-7

11.	We reviewed the revisions made in response to comment 22 in our letter dated September 9, 2014. Please enhance your disclosure of the nature of the accrued litigation expense, including how the litigation relates to the subscription receivable. Refer to ASC 450-20-50-1. If it is at least reasonably possible that an additional loss may be incurred, please also disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

Response: In December 2013, the Company issued 75,000 shares of common stock to a third party (the “Shareholder”) for consideration of $16,000. Such consideration was received directly by Jason Chang, CEO, and was not deposited into the Company’s bank account. As the funds have not been received, such amounts have been included in subscription receivable in the accompanying balance sheet at December 31, 2013. In April 2014, the Company received notice from the Shareholder that he had filed a lawsuit against the Company and its CEO relating to the delay in the complainants’ stock reaching public listing services. The Company had made efforts to settle this issue, without an agreement being reached. As such, the Company has recorded a loss contingency based on its best estimate of all costs to be incurred for the ultimate settlement of this matter. The Company estimates its exposure to be $55,200, and has reflected this amount in accrued litigation on the accompanying balance sheet as of September 30, 2014.

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Note 8 – Commitments, page F-7

12.	Please disclose within Note 1 your accounting policy for leases including your policy when rental payments are not made on a straight-line basis. Refer to ASC 840-20-25-1 through 840-20-25-2. Please also confirm that rental expense has historically been recognized on a straight-line basis.

Response: The Company leases its facilities pursuant to a non-cancelable operating lease. Terms of the non-cancelable lease call for monthly payments for rent, common area maintenance, insurance and property taxes. The Company recognizes rental expense on a straight-line basis over the related term of the lease.

Signatures

13.	In comment 26 of our letter dated September 9, 2014, we asked that you have certain officers sign in their individual capacities; we note you revised the signature section, adding a new paragraph and new signatures. Please see the “signatures” section of Form S-1, specifically the second paragraph. We would expect that this language be present instead of your new language and that the officers would date and sign in their capacities as officers.

Response: The Company notes the Commission’s comment. However, in its response to the Commission’s letter dated September 9, 2014, the Company revised its signature section. The Company feels that those revisions comply with the requirements of the “signatures” section of Form S-1. The Company has included additional updated and necessary language, and the name of each person signing the registration statement has been typed beneath his signature of the Company and each person occupying more than one of the specified positions has indicated each capacity in which he signs. Please let us know what (if anything) is still required to address this particular comment.

Exhibits

14.	Please include all required exhibits, including an opinion regarding legality and any material contracts. See Item 601 of Regulation S-K.

Response: The Company has included as Exhibits the various material contracts involving the Company and its officers discussed herein above.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

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